SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                             (Amendment No. 6)

                 Under the Securities Exchange Act of 1934

                         THE HILLHAVEN CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $.75 per share
                       (Title of Class of Securities)

                                431576 10 7
                   (CUSIP Number of Class of Securities)

                            Scott M. Brown, Esq.
                        Tenet Healthcare Corporation
           (formerly known as National Medical Enterprises, Inc.)
                            2700 Colorado Avenue
                      Santa Monica, California  90404
                               (310) 998-8000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              with a copy to:

                          Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            300 S. Grand Avenue
                       Los Angeles, California  90071
                               (213) 687-5070

                                August 22, 1995
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:                                       ___
                                                     /  /

     Check the following box if a fee is being paid with this
     Statement:                                       ___
                                                     /  /



     CUSIP No. 413576 10 7

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          TENET HEALTHCARE CORPORATION (formerly known as
          National Medical Enterprises, Inc.)               95-2557091

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/X /
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /X /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :          8,878,147
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
         PERSON WITH                    :         0
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :          8,878,147
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                                    0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,878,147

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               23.4% -- See Item 5

     (14) TYPE OF REPORTING PERSON*
          CO


     CUSIP No. 413576 10 7

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NME PROPERTIES CORP.  62-0725891

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/X /
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Tennessee
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :          8,878,147
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
           PERSON WITH                  :          0
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :          8,878,147
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                                    0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,878,147

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               23.4% -- See Item 5

     (14) TYPE OF REPORTING PERSON*
          CO


     CUSIP No. 413576 10 7

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NME PROPERTY HOLDING CO., INC.  91-1172506

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/X /
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*
          00

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      0
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
            PERSON WITH                 :      0
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :      0
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                        :      0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               0%

     (14) TYPE OF REPORTING PERSON*
          CO


     CUSIP No. 413576 10 7

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NME PROPERTIES, INC.  91-0628039

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/X /
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      2,877,947
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
            PERSON WITH                 :      0
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :      2,877,947
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                        :      0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,877,947

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               7.6% -- See Item 5

     (14) TYPE OF REPORTING PERSON*
          CO



                    This Amendment No. 6 (the "Amendment No. 6") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), dated January 31, 1990, Amendment No. 1 of Schedule 13D, dated February 28, 1994, Amendment No. 2 of Schedule 13D, dated December 19, 1994, Amendment No. 3 of Schedule 13D, dated January 25, 1995, Amendment No. 4 of Schedule 13D, dated February 15, 1995, and Amendment No. 5 of Schedule 13D, dated
          March 6, 1995, relating to the common stock, par value $.75 per share (the "Common Stock"), issued by The Hillhaven Corporation, a Nevada corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

                    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

          ITEM 2.   IDENTITY AND BACKGROUND

                    Item 2 is amended and supplemented as follows:

                    On May 16, 1995, Holding transferred all of the shares of common stock of PropInc owned by it to PropCorp. As a result, PropCorp owns all of the outstanding shares of common stock of PropInc.

                    On June 23, 1995, NME filed an amendment to its Articles of Incorporation changing its name to "Tenet
          Healthcare Corporation" ("Tenet," and together with PropCorp and PropInc, the "Reporting Persons").

          ITEM 4.   PURPOSE OF TRANSACTION

                    Item 4 is amended and supplemented as follows:

                    Tenet, the Company and Vencor, Inc., a Delaware corporation ("Vencor"), have entered into an agreement dated as of August 22, 1995, a copy of which is attached hereto as Exhibit 35 (the "August Agreement"). Pursuant to the August Agreement, Tenet has agreed, among other things, to vote all of the shares of Class C Preferred Stock and Class D Preferred Stock beneficially owned by it, and to cause any holder of record of such shares to vote, in favor of adoption and approval of the Amended and Restated Agreement and Plan of Merger between the Company and Vencor dated as of April 23, 1995 and as amended and restated as of July 31, 1995 (the "Merger Agreement") and the merger of the Company with and into Vencor (the "Merger"). Notwithstanding the foregoing, Tenet is free to vote its shares of Common Stock in its sole discretion in connection with the Merger. Tenet also agreed that unless the Company receives a proposal for a merger that Tenet concludes is superior in its sole discretion to the Merger to Tenet, Tenet will not solicit proxies or become a "participant" in a "solicitation" in opposition to or in competition with the consummation of the Merger or become a member of a "group" with respect to any voting securities of the Company for the purposes of opposing or competing with the consummation of the Merger. Tenet also agreed to certain restrictions on transfer of the shares of Common Stock owned by it and to provisions which, among other things, preclude Tenet from acquiring any additional shares of Vencor common stock for a period ending seven years following the consummation of the Merger. Pursuant to the August Agreement, Vencor agreed, among other things, after the consummation of the Merger to provide Tenet with registration rights for all shares of Vencor common stock received in the Merger on the same terms and subject to the same conditions as exist in the Warrant and Registration Rights Agreement between the Company and Tenet dated as of January 31, 1990. The description of the August Agreement set forth herein is qualified in its entirety by reference to the August Agreement.

                    Except as otherwise described in this Item 4, none of Tenet, PropCorp or PropInc has any present specific plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's Amended and Restated Articles of Incorporation, Bylaws or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above. Tenet, PropCorp or PropInc may at any time, however, propose any of the foregoing that it considers desirable.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                    Item 5 is amended and supplemented as follows:

                    PropInc may be deemed to be the beneficial owner of the 2,877,947 shares of Common Stock owned by it (the "PropInc Shares"), or approximately 7.6% of the shares of Common Stock outstanding. PropInc has the sole power to vote and the sole power to dispose of the PropInc Shares.

                    PropCorp may be deemed to be the beneficial owner of the 6,000,200 shares of Common Stock owned by it (the "PropCorp Shares"), or approximately 15.8% of the shares of Common Stock outstanding. PropCorp has the sole power to vote and the sole power to dispose of the PropCorp Shares. PropCorp, as the sole shareholder of PropInc, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropInc Shares, for an aggregate of 8,878,147 shares of Common Stock, or approximately 23.4% of the shares of Common Stock outstanding.

                    NME, as the sole stockholder of PropCorp, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropCorp Shares and the PropInc Shares, for an aggregate of 8,878,147 shares of Common Stock, or approximately 23.4% of the shares of Common Stock outstanding.

                    The Reporting Persons, in the aggregate, may be deemed to beneficially own 8,878,147 shares of Common Stock, or approximately 23.4% of the shares of Common Stock outstanding. The percentage of shares of Common Stock outstanding reported as beneficially owned herein on the date hereof is based upon 37,899,375 shares of Common Stock outstanding as of August 1, 1995, as reported in the Joint Proxy Statement/Prospectus of the Company and Vencor dated August 11, 1995.

                    Holding is the beneficial owner of no shares of Common Stock.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER

                    Item 6 is amended and supplemented as follows:

                    The information set forth in Item 4 is
          incorporated herein by reference.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 34     Joint Filing Agreement

          Exhibit 35     Agreement among Tenet, Vencor and the
                         Company dated as of  August 22, 1995


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  August 22, 1995

                                   TENET HEALTHCARE CORPORATION

                                   By:  /s/ Scott M. Brown
                                        _____________________________
                                        Scott M. Brown
                                        Senior Vice President and Secretary


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  August 22, 1995

                                   NME PROPERTIES CORP.

                                   By: /s/ Scott M. Brown
                                       ________________________
                                       Scott M. Brown
                                       Vice President


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  August 22, 1995

                                   NME PROPERTY HOLDING CO., INC.

                                   By:  /s/ Scott M. Brown
                                        ___________________________
                                        Scott M. Brown
                                        Vice President


                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  August 22, 1995

                                   NME PROPERTIES, INC.

                                   By:  /s/ Scott M. Brown
                                        ____________________________
                                        Scott M. Brown
                                        Vice President



                               EXHIBIT INDEX

          Exhibit No.    Description                          Page No.

          Exhibit 34     Joint Filing Agreement

          Exhibit 35     Agreement among Tenet, Vencor
                         and the Company dated August
                         22, 1995

_______________________________________________________________________________

                                                            EXHIBIT 34
                             JOINT FILING AGREEMENT

               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.75 per share, of The Hillhaven Corporation, a Nevada corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          Date:  August 22, 1995

          TENET HEALTHCARE                  NME PROPERTIES CORP.
              CORPORATION

                                            By:/s/ Scott M. Brown
          By:/s/  Scott M. Brown                _________________________
             ________________________           Scott M. Brown
              Scott M. Brown                    Vice President
              Senior Vice President
                and Secretary

          NME PROPERTY HOLDING              NME PROPERTIES, INC.
             CO., INC.

                                            By: /s/  Scott M. Brown
          By:/s/  Scott M. Brown                ___________________________
             _________________________          Scott M. Brown
              Scott M. Brown                    Vice President
              Vice President


_____________________________________________________________________________


                                                            EXHIBIT 35

                                    AGREEMENT

                    AGREEMENT (the "Agreement"), dated as of August 22, 1995, between Tenet Healthcare Corporation, a Nevada corporation and stockholder ("Stockholder") of The Hillhaven Corporation, a Nevada corporation ("Hillhaven"), Hillhaven and Vencor, Inc., a Delaware corporation (the "Company").

                    WHEREAS, the Company and Hillhaven have entered into an Amended and Restated Agreement and Plan of Merger, dated as of April 23, 1995 and as amended and restated as of July 31, 1995 (as the same may be further amended from time to time, the "Merger Agreement"), providing for the merger (the "Merger") of Hillhaven with and into the Company pursuant to the terms and conditions of the Merger Agreement, and setting forth certain representations, warranties, covenants and agreements of the parties thereto in connection with the Merger; and

                    WHEREAS, to facilitate the transactions
          contemplated by the Merger Agreement, Stockholder, Hillhaven and the Company have agreed to the matters set forth herein.

                    NOW, THEREFORE, for good and valuable
          consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

                    1.   Representations of the Parties.  (a)
          Stockholder represents and warrants to the Company and Hillhaven that (i) Stockholder owns beneficially (as such term is defined in the Securities Exchange Act of 1934, as amended (the "1934 Act")) 8,878,147 shares of Hillhaven's Common Stock, par value $0.75 per share (the "Hillhaven Common Stock"), 35,000 shares of Series C Preferred Stock, par value $.15 per share (the "Series C Preferred Stock"), of Hillhaven and 65,430 shares of Series D Preferred Stock, par value $.15 per share (the "Series D Preferred Stock"), of Hillhaven (collectively, the Series C Preferred Stock and the Series D Preferred Stock the "Shares") free and clear of all liens, claims, charges, security interests or other encumbrances and, except for this Agreement and the Merger Agreement and except as set forth in publicly available documents prior to the date hereof, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Stockholder is a party relating to the pledge, disposition or voting of any shares of capital stock of Hillhaven and there are no voting trusts or voting agreements with respect to such Shares,
          (ii) Stockholder does not beneficially own any shares of Hillhaven Common Stock or Shares other than as set forth above and does not have any options, warrants or other rights to acquire any additional shares of capital stock of Hillhaven or any security exercisable for or convertible into shares of capital stock of Hillhaven, and
          (iii) Stockholder has full power and authority to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. This Agreement has been duly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder in accordance with its terms.

                    (b)  The Company represents and warrants to
          Stockholder and Hillhaven that the Company has full power and authority to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company in accordance with its terms.

                    (c) Hillhaven represents and warrants to the Company and Stockholder that (i) Hillhaven has full power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder and (ii) Hillhaven has taken all action, including, without limitation, any action required by its Board of Directors, so that this Agreement will not cause any "fair price", "moratorium", "control share acquisition" or other similar antitakeover statute or regulation enacted under any state or federal laws in the United States applicable to Hillhaven (including, without limitation, the Nevada Control Share Acquisition Act) to be applicable to the Merger or the transaction contemplated by the Merger Agreement. This Agreement has been duly executed and delivered by Hillhaven and constitutes the legal, valid and binding obligation of Hillhaven in accordance with its terms.

                    2. Agreement to Vote Shares. Subject to the terms and conditions of this Agreement, Stockholder agrees during the term of this Agreement to vote the Shares, and to cause any holder of record of such Shares to vote, in favor of adoption and approval of the Merger Agreement and the Merger at every meeting of the stockholders of Hillhaven at which such matters are considered and at every adjournment thereof. Notwithstanding the foregoing, Stockholder shall be free to vote its Hillhaven Common Stock in its sole discretion in connection with the Merger.

                    3. No Voting Trusts. Stockholder agrees that it will not, nor will it permit any entity under its control to, deposit any of the Shares in a voting trust or subject any of the Shares to any arrangement with respect to the voting of such Shares other than agreements entered into with the Company.

                    4. No Proxy Solicitations. (a) Stockholder agrees that unless Hillhaven receives a proposal for a merger or consolidation that Stockholder concludes is superior in its sole discretion to the Merger to Stockholder, Stockholder will not, nor will it permit any entity under its control to, (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the 1934 Act) in opposition to or competition with the consummation of the Merger or
          (ii) become a member of a "group" (as such term is used in Section 13(d) of the 1934 Act) with respect to any voting securities of Hillhaven for the purpose of opposing or competing with the consummation of the Merger.

                    (b) In consideration for the undertaking in 4(a) above, Hillhaven agrees (i) not to set a record date or meeting date for a meeting (whether annual or special) of stockholders for the election of directors prior to the meeting of Hillhaven stockholders to consider the Merger Agreement and the Merger and (ii) if the Agreement is not approved by Hillhaven shareholders or the Merger Agreement is terminated, at the option of Hillhaven, to (x) waive the existing advance notice provisions of Sections 1.10 and 1.11 of Hillhaven's Amended and Restated By-Laws in connection with the next annual meeting of Hillhaven stockholders for the election of directors and apply the provisions relating to advance notice in connection with a special meeting for the election of directors to such annual meeting or (y) provide Stockholder with sufficient advance notice (whether orally or in writing) of the date of the next annual meeting of Hillhaven's stockholders to permit Stockholder to comply with such By-law Sections.

                    5. Transfer and Encumbrance. (a) Stockholder agrees not to transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber (i) any of the Shares, or any shares of common stock, par value $.25 per share, of the Company (or any security into which such stock is converted or exchanged) (the "Company Common Stock"), from and after the date hereof or (ii) any shares of Hillhaven Common Stock from and after the date 30 days prior to the meeting of Hillhaven stockholders to consider the Merger Agreement and, in each case, until such time following the Merger as results covering at least 30 days of combined operations of Hillhaven and the Company (the "Combined Operations Results") have been published by the Company in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission (the "Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations (the "Expiration Date"). The Company agrees that if requested to do so by Stockholder within five business days after the Effective Date of the Merger, the Company will publish the Combined Operations Results not later than 90 days after the Effective Date of the Merger (such request shall be a "Request Event" for purposes of this agreement). Notwithstanding the foregoing, Stockholder may tender its shares of Hillhaven Common Stock into a tender offer that Stockholder concludes is superior in its sole discretion to the Merger to Stockholder. Stockholder agrees not to exercise in connection with the Merger any appraisal or similar rights with respect to any Hillhaven Common Stock.

                    (b) Stockholder agrees that after the time of any Request Event and for so long as it is the beneficial owner of more than 5% of the issued and outstanding Company Common Stock it shall not transfer, sell, offer, exchange, or otherwise dispose of any of the Company Common Stock except pursuant to (i) a bona fide public offering of the Company Common Stock, registered under the Securities Act of 1933, as amended (the "1933 Act"), with the lead manager of such public offering being selected by Stockholder and the co-manager of such public offering being selected by the Company, if such offering shall be an underwritten offering;
          (ii) a private placement exempt from registration under federal securities laws, and (iii) the issuance by Stockholder (or an affiliate of Stockholder or an entity established by or at the request of Stockholder) of debt or equity securities of Stockholder (or an affiliate of Stockholder or an entity established by or at the request of Stockholder) that would be exchangeable or convertible into shares of Company Common Stock in a transaction in which the lead manager or lead placement agent is selected by the Stockholder and the co-manager or co-placement agent shall be selected by the Company; provided, however, that no sales or series of sales of more than 2.5% of the voting power of the then outstanding Company Common Stock shall be made to any person or related group of persons who would immediately thereafter own or have the right to acquire more than 5% of the voting power of the then outstanding Company Common Stock. Stockholder agrees that after the time of any Request Event it will not pledge or encumber any shares of Company Common Stock except in a bona fide financing transaction with a person or persons who are regularly engaged in the business of entering into such transaction.

                    6. Additional Purchases. Stockholder agrees that it will not purchase or otherwise acquire (except for shares of Series D Preferred Stock acquired as a dividend from Hillhaven in accordance with the terms hereof) beneficial ownership of any shares of Series C Preferred Stock or Series D Preferred Stock after the execution of this Agreement ("New Shares"). Stockholder also agrees that any New Shares acquired or purchased by it shall be subject to the terms of this Agreement to the same extent as if they constituted Shares.

                    7. Litigation. Stockholder and Hillhaven are parties to Stipulation re: Stay of Present Action in National Medical Enterprises, Inc. v. The Hillhaven Corporation (Case No. BC 122083, Los Angeles County Superior Court), filed March 24, 1995 (the "Stipulation"). Stockholder and Hillhaven agree to extend the Stipulation during the term of this Agreement, provided that all parties in all actions pending against Hillhaven and certain of its directors in other courts in other jurisdictions as well as an action by Hillhaven pending against Horizon Healthcare Corporation in Nevada Federal District Court agree to stay all litigation against and by Hillhaven and its directors on the terms set forth in the Stipulation. Stockholder and Hillhaven further agree that upon consummation of the Merger each shall voluntarily dismiss with prejudice any and all pending claims, litigation or court proceedings it may have against the other or any of its respective subsidiaries, directors or executive officers with respect to the matters relating to the acquisition proposal of Horizon Healthcare Corporation or the Merger.

                    8. Certain Actions. Stockholder agrees that after any Request Event, subject to the terms and conditions of this Agreement, for the period ending seven years following the consummation of the Merger neither it nor any of its Affiliates (as such term is defined in Rule 12b-2 under the 1934 Act) at such time, regardless of whether such person or entity is an Affiliate on the date hereof, will, directly or indirectly, alone or in concert with others (a) acquire, offer to acquire, or agree to acquire, by purchase, gift or otherwise, any Company Common Stock or direct or indirect rights, securities or options to acquire (through purchase, exchange, conversion or otherwise) any Company Common Stock (collectively, including such rights, securities and options, the "Voting Securities") or seek to advise, encourage or influence any person or entity with respect to the acquisition of Voting Securities of the Company, (b) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined in Regulation 14A promulgated by the Commission pursuant to
          Section 14 of the 1934 Act) to vote, or communicate with or seek to advise, encourage or influence any person or entity with respect to the voting of, any Voting Securities, (c) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the 1934 Act with respect to any Voting Securities, (d) deposit any Voting Securities into a voting trust or subject any such securities to any arrangement or agreement with respect to the voting thereof, except as provided herein, (e) otherwise act to seek, or to assist or encourage in any respect any other person or entity to seek, to control or influence in any manner the management, Board of Directors, policies or affairs of the Company, or (f) request that the Company waive or amend any provisions of this Section 8. Notwithstanding the foregoing, if Stockholder acquires Voting Securities as a result of the acquisition of an entity that beneficially owns Voting Securities, then Stockholder shall be permitted to dispose of such Voting Securities as promptly as is practicable.

                    9. Consent. (a) At the effective time of the Merger (the "Effective Time"), (i) the Company hereby agrees to assume all of the obligations of Hillhaven under the Guarantee Reimbursement Agreement, dated as of January 31, 1990, as amended from time to time, between Stockholder and Hillhaven (the "Guarantee Agreement") and to deliver to Stockholder a certificate of the Chief Financial Officer of the Company to the effect that no Default (as such term is defined in the Guarantee Agreement) or Event of Default (as such term is defined in the Guarantee Agreement) has occurred or is continuing or shall have occurred after giving effect to the Merger, and (ii) Stockholder hereby agrees (A) to consent to the assignment of the Guarantee Agreement to the Company, (B) that such assignment will not constitute an Event of Default under the Guarantee Agreement, (C) to waive any rights it may have to terminate the Guarantee Agreement as a consequence of the Merger or such assignment and (D) to consent to the Company's entering into a credit facility pursuant to which the Company will incur indebtedness secured by a first lien on certain assets and properties of the Company, as described in the Registration Statement on Form S-4 (File No. 33-59345).

                    (b) At the Effective Time, (i) the Company hereby agrees to assume all of the obligations of Hillhaven under the Services Agreement, dated as of January 31, 1990, as amended from time to time, between Stockholder and Hillhaven (the "Services Agreement") and (ii) Stockholder hereby agrees (A) to consent to the assignment of the Services Agreement to the Company and (B) to waive any rights it may have to terminate the Services Agreement as a consequence of the Merger or such assignment.

                    10. Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agree-ment, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or any other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law.

                    11. Other Agreements. (a) Tax Matters. (i) With respect to the Tax Sharing Agreement between Stockholder and Hillhaven dated as of January 31, 1990 (the "Tax Sharing Agreement"), Stockholder agrees that:

                    (A) Sections 2.1, 2.2 3.2(b) and 4.1 of the Tax Sharing Agreement shall have no effect with respect to any Taxes or Tax Returns (as such terms are defined in the Tax Sharing Agreement) for any taxable period that ends after the closing date of the Merger Agreement,

                    (B) anything in the Tax Sharing Agreement to the contrary notwithstanding, the Tax Sharing Agreement shall not restrict the Surviving Corporation (as defined in the Merger Agreement) from taking or omitting to take any action with respect to the Surviving Corporation's Taxes or Tax Returns for any taxable period that ends after the closing date of the Merger Agreement,

                    (C) unless otherwise required by applicable law or pursuant to a settlement with any Tax authority, Stockholder shall not, on or after the date hereof, change any election referred to in
                    Section 2.1 of the Tax Sharing Agreement or make any additional elections thereunder,

                    (D) to the extent that any refund claim or suit referred to in Section 3.2(b) of the Tax Sharing Agreement as modified by Section 11(a)(i)(A) hereof, effects any material Tax Item (as defined in the Tax Sharing Agreement) of the Surviving Corporation, Stockholder agrees to consult in good faith with, and keep reasonably informed, the Surviving Corporation and the Company, in regard to such refund claims, or suits; provided, however, that any such refund claims or suits shall be contested, negotiated, and settled under the control, and at the sole discretion, of Stockholder, and

                    (E) anything in Section 4.1(b) of the Tax Sharing Agreement to the contrary notwithstanding, the Company or Surviving Corporation shall not be liable for any outside professional fees or similar third party costs reasonably incurred in the course of any Tax controversy which is controlled by Stockholder, provided that
                    (w) Surviving Corporation shall, and the Company shall cause Surviving Corporation to, make its records available to Stockholder during normal business hours and permit Stockholder to make copies thereof to the extent reasonably necessary to contest, negotiate, and settle such Tax controversy, (x) the Company and Surviving Corporation shall make their employees available to render any assistance during normal business hours that may be reasonably requested by Stockholder in preparation for or during the course of such Tax controversy at no charge to Stockholder, (y) Stockholder shall have the opportunity to review and approve any material outside professional fees or similar third party costs, as described above, that are proposed to be incurred by the Company or Surviving Corporation, which approval shall not be unreasonably withheld, and (z) the Company and Surviving Corporation shall not be entitled to any reimbursement from Stockholder pursuant to this Section 11(a)(i)(E) for any outside professional fees or similar third party costs incurred in connection with services that could be reasonably rendered by employees of the Company or Surviving Corporation.

                    (ii) Stockholder agrees to permit the Surviving Corporation and its representatives reasonable access to the records (other than records that are subject to an attorney-client privilege) of Stockholder to facilitate an understanding of matters relating to the spin-off of Hillhaven from Stockholder, provided that the Surviving Corporation executes a customary form of confidentiality agreement.

                    (b) Registration Rights. The Company agrees after the Effective Time of the Merger to provide Stockholder with registration rights for all shares of Company Common Stock received by Stockholder (or its subsidiaries) in the Merger (whether offered for sale directly or in connection with the issuance of debt or equity securities of Stockholder (or an affiliate of Stockholder or an entity established by or at the request of Stockholder) that would be exchangeable or convertible into shares of Company Common Stock) on (except as contemplated by Section 5(b) of this Agreement) the same terms and subject to the same conditions as exist in the Warrant and Registration Rights Agreement, dated as of January 30, 1990, between Hillhaven and Stockholder. In addition to its obligations under the Warrant and Registration Rights Agreement, the Company agrees upon the request of Stockholder to cause its executive officers to be available for a reasonable period of time for meetings with investors and potential investors in any such offering of Company Common Stock and to otherwise use its reasonable efforts to assist in the orderly distribution of Company Common Stock received in the Merger (any such request shall be a "Request Event" for purposes of this Agreement).

                    12. Representation Letter. Stockholder agrees to provide the Company and Hillhaven, at or before the Effective Time of the Merger, with the representation letter previously agreed upon between the parties stating that Stockholder has no present plan or intention to dispose of any Company Common Stock which Stockholder receives in the Merger, if such letter will be required in order for the Company's or Hillhaven's counsel to provide the tax opinion required under Section 8 of the Merger Agreement.

                    13. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the Merger Agreement and the Merger and contains the entire agreement among the parties with respect to the Merger Agreement and the Merger. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

                    14. Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                    If to the Company:

                         Vencor, Inc.
                         1300 Providian Center
                         4000 West Market Street
                         Louisville, Kentucky  40202

                         Attention:  Jill L. Force
                         Telecopy:   (502) 569-1104

                    With a copy to:

                         Sullivan & Cromwell
                         125 Broad Street
                         New York, New York 10004
                         Attention:  Joseph B. Frumkin
                         Telecopy:   (212) 558-3588

                    If to Stockholder:

                         Tenet Healthcare Corporation
                         2700 Colorado Avenue
                         Santa Monica, California  90404

                         Attention:  General Counsel
                         Telecopy:   (310) 998-6956

                    With a copy to:

                         Skadden, Arps, Slate, Meagher & Flom
                         300 South Grand Avenue
                         Los Angeles, California  90071

                         Attention:  Brian J. McCarthy
                         Telecopy:   (213) 687-5600

                    If to Hillhaven:

                         1148 Broadway Plaza
                         Tacoma, Washington  98402

                         Attention:  Richard P. Adcock, Sr. V.P. and
                                       General Counsel
                         Telecopy:   (206) 502-3623

                    With a copy to:

                         Fried, Frank, Harris, Shriver & Jacobson
                         1 New York Plaza
                         New York, New York  10004

                         Attention:  Peter Golden
                         Telecopy:   (212) 859-4000

                    15.  Miscellaneous.

                         (a)  This Agreement shall be deemed a
          contract made under, and for all purposes shall be construed in accordance with, the laws of the State of Delaware.

                         (b)  If any provision of this Agreement or
          the application of such provision to any person or circum-stances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

                         (c) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

                         (d)  This Agreement shall terminate upon the
          earlier to occur of (i) termination of the Merger Agreement in accordance with its terms, (ii) by Stockholder, if the Merger has not been consummated by December 31, 1995, (iii) by Stockholder, if the product of the Parent Average Price (as defined in the Merger Agreement) times the Conversion Number (as defined in the Merger Agreement) is less than $31 per share, provided, however, that Stockholder may not terminate if Hillhaven has been advised in writing by the Company that the Conversion Number shall be determined by dividing $31 by the Parent Average price (without regard to any maximum imposed on the Conversion Number absent this clause by Section 1.02(b) of the Merger Agreement), (iv) when Stockholder no longer owns Voting Securities, and (v) the date specified in a written agreement duly executed and delivered by the Company, Hillhaven and Stockholder; provided that Sections 8 and 11(a) of this Agreement shall survive any termination of this Agreement pursuant to clause
          (iv) above.

                         (e)  All Section headings herein are for
          convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

                         (f)  The parties agree that there is not and
          has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.


                    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

                                        VENCOR, INC.

                                        By: /s/ W. EARL REED, III
                                             W. Earl Reed, III
                                             Vice President, Finance
                                             and Development

                                        TENET HEALTHCARE CORPORATION

                                        By: /s/ RAYMOND L. MATHIASEN
                                             Raymond L. Mathiasen
                                             Senior Vice President

                                        THE HILLHAVEN CORPORATION

                                        By:/s/ BRUCE L. BUSBY
                                             Bruce L. Busby
                                             Chairman and Chief
                                             Executive Officer